September 15, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:

GWS Technologies, Inc.

Amendment No. 1 to Item 4.01 Form 8-K

Filed September 4, 2009

File No. 0-52504

Dear Ms. Meadows:

I have received your letter dated September 8, 2009 and reviewed your comments suggesting GWS Technologies, Inc. (hereinafter the “Company”) revise the disclosure in item 4.01 contained in Amendment No. 1 to the Form 8-K filed September 4, 2009.

Attached please find the EDGARized version of a Second Amendment to this disclosure. In order to expedite your review, the revisions have been underlined. This Second Amendment includes both of your suggested revisions:

Comment 1. Please revise the date on the cover page to represent the date of the earliest event reported, which appears to be August 7, 2009.

Response to Comment 1. The date on the cover page has been revised to represent the date of the earliest event reported, which was August 7, 2009.

Comment 2. Please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response to Comment 2. A disclosure regarding the decision to change accountants has been included, specifying that the entire Board of Directors of the Company approved the decision to change accountants.

In responding to your comments, please be informed that the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will respond promptly to any requests for additional information in order to facilitate your review, or to any additional comments or concerns relating to this revised disclosure. If you have any questions or comments please contact the undersigned directly at (480) 619-4747.

Yours truly,

/s/ Richard Reincke

Richard Reincke

President

Encl.